TSX: IMG NYSE: IAG	NEWS RELEASE

lAMGOLD ANNOUNCES SIGNIFICANT INCREASE IN NELLIGAN OUNCES &
UPDATE OF GLOBAL MINERAL RESERVES AND RESOURCES

All amounts are in US dollars, unless otherwise indicated.

Measured and indicated resources are quoted inclusive of proven and probable reserves for all sites and projects.

Toronto, Ontario, February 20, 2025 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces its updated Mineral Reserves and Mineral Resources statement as of December 31, 2024 prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). A summary table of the Company's Mineral Resources and Mineral Reserves, including attributable ounces accounting for ownership interest, can be found at the end of this news release.

Highlights

  Updated Mineral Resources for the 100%-owned Nelligan Project of 3.1 million Indicated gold ounces in 102.8 million tonnes ("Mt") at 0.95 grams per tonne gold ("g/t Au"), and 5.2 million Inferred ounces (166.4 Mt at 0.96 g/t Au). This represents a 56% increase in Indicated ounces, or 1.1 million ounces, with an accompanying 13% increase in grade; as well as a 33% increase in Inferred ounces, or 1.3 million ounces, with a similar 14% increase in grade. Nelligan mineralization remains open along strike and at depth.
  Proven and Probable ("P&P") Mineral Reserves (100% basis) total 10.7 million ounces of gold in 296 Mt at 1.12 g/t Au (8.2 million ounces attributable). P&P Mineral Reserves decreased 3%, or 367,000 ounces, from the year prior. P&P Mineral Reserves at Essakane increased 5% net of depletion, offset by a 4% decrease at Côté due to depletion as drilling is ongoing.
  Measured and Indicated ("M&I") Mineral Resources (100% basis) increased 3% to 26.7 million ounces of gold in 846 Mt at 0.98 g/t Au (21.2 million ounces attributable). Inferred Mineral Resources (100% basis) increased 27% to a total of 12.8 million ounces (11.4 million ounces attributable).
  Gold price assumptions for Mineral Reserves were updated for Essakane and Westwood to $1,500 per ounce, Côté remained unchanged at $1,400 per ounce; the gold price assumption for Mineral Resources for Essakane and Westwood were increased to $1,800 per ounce, Côté remained unchanged at $1,700 per ounce.

"It was another productive year for IAMGOLD's exploration and operations drilling teams, as the Company was able to increase its global Mineral Measured and Indicated Resources on a 100% basis to a total of 26.7 million ounces," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "At Essakane, the teams were able to increase the Mineral Reserves after accounting for depletion, suggesting another year of mine life for the strong cash-flowing asset. At Westwood, the mine continues to maintain a reserve base of approximately one million ounces, in line with the updated mine plan announced in December. At Côté Gold, the block models were not updated for the new gold price assumption as the drilling program is ongoing alongside a whittle pit re-analysis to better capture the plan to bulk mine the deposit. The plan for Côté remains unchanged as we look to bring forward the substantial mineral wealth within both Côté and Gosselin. This year we are planning to conduct a 45,000 m drill program, building on top of the 40,000 m drill program last year, with a focus on resource conversion of Inferred Mineral Resources to Indicated in the Gosselin zone, the testing of the southern and northeastern extensions, as well as testing the breccias at depth. These programs will inform an updated Mineral Reserves and Resources estimate alongside an updated mine plan incorporating Gosselin later in 2026."

"The Nelligan Mineral Resources update today demonstrates the incredible potential of the asset, demonstrating rapid growth in ounces and an improvement in grades from a relatively conservative drill program totalling 23,400 m over the last two years. Nelligan now contains an estimated 3.1 million ounces in the Indicated category averaging 0.95 g/t, in addition to 5.2 million ounces in Inferred at similar grades. This positions Nelligan among the largest gold projects in Canada with the potential for further growth. This year, we are increasing the scope of our Chibougamau drill program with a plan for 30,000 m of diamond drilling, testing the extension of mineralization at Nelligan, as well as targeting high-grade structures on the neighbouring high-grade underground Monster Lake asset."

"Over the last few years, the Company has seen a rapid growth of Mineral Resources within Canada, where now today approximately 80% of our Measured and Indicated ounces and 90% of global Inferred ounces are located in Canada in well established mining jurisdictions. This transformation further positions IAMGOLD today as a modern Canadian, multi-asset mid-tier gold producer with significant growth potential."

Mineral Reserves

TABLE 1: MINERAL RESERVES (@100%) SUMMARY
	2023[2]			2024[3,4]			%▲
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
Essakane[3]
Proven (stockpile)	20,047	0.65	417	18,876	0.65	396	-6%	1%	-5%
Probable (open pit)	42,123	1.32	1,787	44,017	1.36	1,920	4%	3%	7%
Total	62,169	1.10	2,204	62,893	1.15	2,316	1%	4%	5%
Westwood[4]
Proven (underground)	382	10.40	128	717	12.61	291	88%	21%	128%
Probable (underground)	2,982	10.65	1,021	1,886	10.98	666	-37%	3%	-35%
Subtotal	3,364	10.62	1,149	2,603	11.44	957	-23%	8%	-17%
Proven (Grand Duc)	465	0.69	10	363	0.80	9	-22%	16%	-13%
Probable (Grand Duc)	1,460	1.17	55	1,090	1.08	38	-25%	-8%	-31%
Subtotal	1,925	1.05	65	1,453	1.01	47	-25%	-5%	-28%
Total	5,290	7.14	1,214	4,056	7.70	1,004	-23%	8%	-17%
Côté Gold[3]
Proven	132,202	1.09	4,620	127,747	1.07	4,376	-3%	-2%	-5%
Probable	102,442	0.91	2,990	101,427	0.91	2,965	-1%	0%	-1%
Total	234,644	1.01	7,610	229,175	1.00	7,341	-2%	-1%	-4%
Total P&P Reserves[1]	302,103	1.14	11,028	296,124	1.12	10,661	-2%	-1%	-3%
  Figures may not add due to rounding.
  2023 Mineral Reserves estimated as of December 31, 2023, using a gold price of $1,400 per ounce for Essakane and Cote Gold; $1,300 for Westwood; and $1,600 per ounce for the Grand Duc satellite pit at Westwood
  2024 Mineral Reserves estimated as of December 31, 2024, using a gold price of $1,500 per ounce for Essakane and $1,400 per ounce for Cote Gold.
  Westwood (underground) Mineral Reserves have been estimated as of December 31, 2024 using a $1,500/oz gold price and a 6.82g/t Au cut-off grade. The Grand Duc Mineral Reserves estimate is included in the Westwood Reserves estimate and has been estimated as of December 31, 2024 using a gold price of $1,800/oz.

Proven and Probable Mineral Reserves, on a 100% basis for current assets, were estimated at 10.7 million ounces of gold (8.2 million ounces attributable) as of December 31, 2024, which was a 3% decrease or 367,000 ounces, from the year prior. Mineral Reserves at Essakane increased 112,000 ounces more than offsetting reserve depletion from mining activities of 515,000 ounces (12.1 Mt at 1.33 g/t Au) last year on a 100% basis. Westwood Mineral Reserves decreased 210,000 ounces from the prior year primarily due to depletion yet were relatively flat from the updated Mine Plan and Mineral Resources and Reserves estimate announced on December 5, 2024. Côté Gold Mineral Reserves decreased 269,000 ounces also on depletion. The Côté block model was not updated with the revised gold price assumption as a result of the ongoing whittle pit analysis and drill program which is being conducted to support an updated mine plan and Mineral Reserves and Resources estimate incorporating Gosselin next year.

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A $1,500 per ounce gold price assumption was used in the 2024 Mineral Reserves estimate as of December 31, 2024 for Essakane and Westwood underground, an increase from the prior year assumption of $1,400 per ounce for Essakane and $1,300 per ounce for Westwood (which was subsequently increased to $1,400 per ounce in the updated mine plan and Mineral Resources and Reserves estimates announced in December). As noted above, Côté Gold Mineral Reserves remain based on $1,400 per ounce. The Grand Duc satellite open pit at Westwood used a Mineral Reserves gold price assumption of $1,800 per ounce, an increase from $1,600 per ounce the year prior.

Mineral Resources

Measured and Indicated ("M&I") Mineral Resources, inclusive of Mineral Reserves and on a 100% basis, for IAMGOLD's assets increased 3% or 0.8 million ounces, to a total of 26.7 million ounces as of December 31, 2024 (21.2 million ounces attributable). Global Inferred Mineral Resources (on a 100% basis) increased 27%, or 2.7 million ounces, to a total of 12.8 million ounces as of December 31, 2024 (11.4 million ounces attributable). Note that Inferred Mineral Resources have a great amount of uncertainty as to their grade and quantity because they are based on limited geological evidence. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category or converted to Mineral Reserves.

The Company assumed a gold price of $1,800 per ounce for estimating Mineral Resources as of December 31, 2024 at Essakane, Westwood, and Nelligan/Monster Lake. This was an increase from the year prior in which all operations assumed a gold price of $1,700 per ounce in the Mineral Resources estimate, aside from Westwood which assumed a $1,600 per ounce gold price. The gold price assumptions for Côté Gold and Gosselin are unchanged at $1,700 per ounce.

Essakane

Essakane M&I Mineral Resources, inclusive of Mineral Reserves and on a 100% basis, increased 17% to an estimated 4.0 million ounces (3.6 million ounces attributable) as of December 31, 2024, with grades relatively flat year over year to 1.24 g/t Au, demonstrating the potential for Essakane to extend its mine life within the fence.  Inferred Mineral Resources increased 82% from the year prior to an estimated 713,000 ounces with grades increasing 20% to 1.76 g/t Au.

Westwood

Westwood M&I Mineral Resources, inclusive of Mineral Reserves, decreased 711,000 ounces to 1.7 million ounces as of December 31, 2024. Inferred Mineral Resources increased 142%, or 1.1 million ounces to 1.8 million ounces with an average grade of 12.83 g/t Au. On December 5, 2024, IAMGOLD announced an updated Mineral Resources and Reserves estimate for Westwood that was prepared in accordance with the disclosure requirements of NI 43-101 and had an effective date of September 30, 2024. Relative to this date, Westwood M&I Mineral Resources were essentially flat effectively replacing depletion in the fourth quarter, while Inferred Mineral Resources were estimated to be unchanged.

Côté & Gosselin

Côté Gold Mineral Resources were relatively unchanged after accounting for depletion as the block model was not updated due to the ongoing analysis and drill programs. M&I Mineral Resources, inclusive of Mineral Reserves and on a 100% basis, decreased a nominal 2% or 283,000 ounces, to 11.8 million ounces (8.2 million ounces attributable), as a result of depletion in the first year of operations. Inferred Mineral Resources were relatively unchanged. Likewise, Gosselin Mineral Resources are unchanged from the year prior. Last year, IAMGOLD completed a diamond drill program totalling 40,400 metres on Gosselin. Interim assay results announced in October 2024, demonstrated the extensions of mineralization of the Gosselin Zone outside of the December 31, 2023 resource pit shell. Key extensions have been intersected south and west of the Gosselin West Breccia, and at depth between the Côté and Gosselin West Breccia. Numerous short intersections of gold-bearing hydrothermal breccia between the Gosselin East and West Breccias may indicate a more continuous breccia system with breccia textures being obliterated by intense hydrothermal alteration. Resource models for Côté and Gosselin are to be updated following the 2025 drill program.

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TABLE 2: MINERAL RESOURCES (@100%) SUMMARY[1]
	2023[2]			2024[3]			%▲
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
OPERATIONS
Essakane
Measured	21,379	0.64	439	21,157	0.64	433	-1%	0%	-1%
Indicated	65,702	1.40	2,951	78,722	1.40	3,534	20%	0%	20%
Total M&I	87,081	1.21	3,390	99,879	1.24	3,967	15%	2%	17%
Inferred	8,344	1.46	392	12,623	1.76	713	51%	20%	82%
Westwood[5]
Measured	1,158	7.85	292	1,061	9.17	313	-8%	17%	7%
Indicated	7,257	9.14	2,133	5,627	7.75	1,402	-22%	-15%	-34%
Total M&I	8,415	8.97	2,426	6,688	7.98	1,715	-21%	-11%	-29%
Inferred	1,465	15.78	743	4,369	12.83	1,802	198%	-19%	142%
Côté Gold[4]
Measured	167,040	0.96	5,160	162,140	0.94	4,907	-3%	-2%	-5%
Indicated	277,733	0.77	6,907	276,404	0.77	6,878	0%	0%	0%
Total M&I	444,773	0.84	12,067	438,544	0.84	11,785	-1%	-1%	-2%
Inferred	60,591	0.61	1,184	60,362	0.61	1,177	0%	0%	-1%
DEVELOPMENT & EXP
Gosselin[4]
Indicated	161,300	0.85	4,420	161,300	0.85	4,420	0%	0%	0%
Inferred	123,900	0.75	2,980	123,900	0.75	2,980	4%	0%	4%
Nelligan
Indicated	74,500	0.84	2,006	102,845	0.95	3,125	38%	13%	56%
Inferred	142,600	0.85	3,889	166,395	0.96	5,161	17%	14%	33%
Monster Lake
Indicated	-	-	-	239	10.96	84	-	-	-
Inferred	1,110	12.14	433	1,053	14.43	489	-5%	19%	13%
Gossey
Indicated	7,690	0.91	224	8,383	0.87	235	9%	-4%	5%
Inferred	1,520	1.04	51	1,611	1.00	52	6%	-4%	2%
Diakha-Siribaya[6]
Indicated	27,937	1.48	1,325	27,937	1.48	1,325	0%	0%	0%
Inferred	8,468	1.53	417	8,468	1.53	417	0%	0%	0%

Total M&I Resources[1]	811,696	0.99	25,858	845,816	0.98	26,656	4%	-1%	3%
Total Inferred Resources[1]	347,997	0.90	10,090	378,781	1.05	12,791	9%	16%	27%
  Figures may not add due to rounding.
  Mineral Resources estimated as of December 31, 2023, using a gold price of $1,700 per ounce for the Essakane, Grand Duc satellite pit, Côté Gold, Gosselin, Nelligan, Monster Lake and Gossey.  A gold price of $1,500 per ounce for Diakha-Siribaya Gold Project and $1,600 for Westwood.
  2024 Mineral Resources estimated as of December 31, 2024, using a gold price of $1,800 per ounce for Essakane, Nelligan, Monster Lake and Gossey; and have been estimated in accordance with NI 43-101.
  2024 Mineral Resources for Côté Gold and Gosselin are using a gold price of $1,700 per ounce, unchanged from the prior year. The block models were not updated as drill programs and whittle pit analysis are ongoing.
  Westwood Mineral Resources have been estimated as of December 31, 2024 using a 5.68 g/t Au cut-off grade over a minimum width of 2.4 metres, using a $1,800 per ounce gold price and have been estimated in accordance with NI 43-101. The Grand Duc Mineral Resources and Reserves estimate is included in the Westwood Mineral Resources and Reserves estimates. The Grand Duc Mineral Resources have been estimated as of December 31, 2024 using a gold price of $1,800 per ounce and have been estimated in accordance with NI 43-101
  Diakha-Siribaya Mineral Resources have been estimated as of December 31, 2024 using a $1,500 per ounce gold price and have been estimated in accordance with NI 43-101. The definitive agreement to sell the Diakha-Siribaya Gold Project in Mali to Managem S.A. expired on December 31, 2024, and was not extended. The Company is pursuing alternative options for the sale of this asset.

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Nelligan

The Nelligan Project, located in the Chibougamau region in central Quebec, reported a significant increase in Indicated and Inferred Mineral Resources. Indicated Resources increased 1.1 million ounces to a total of 3.1 million ounces, with an increase in Indicated average grade to 0.95 g/t Au, up from 0.84 g/t Au previously. Inferred ounces increased 1.3 million ounces to a total of 5.2 million ounces, up from 3.9 million ounces previously, with a similar increase in average estimated grades to 0.96 g/t Au, up from 0.85 g/t Au previously.

Figure 1 - Nelligan 2024 Pit Shell - Looking Northeast

The increase in Indicated and Inferred Mineral Resources was a result of the 2023 and 2024 drill campaign, totalling approximately 23,400 metres allowing for resource expansion and improvements to the geological model. The drill program successfully extended the Nelligan deposit in its shallow plunging extension to the East (below 500 metres vertical depth) and confirmed the increasing width of the Footwall Zone forming the north part of the deposit mineralized sequence. Infill drilling consolidated the geological and structural modeling of the vast alteration and mineralized system.

Figure 2 - Nelligan Vertical Longitudinal Section - Footwall Zone

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The Company is planning a 30,000 m diamond drilling program this year. The next phases of diamond drilling will aim to infill and test the ability to further expand the mineralized envelope. Technical studies will continue to advance metallurgical testing and other engineering studies. Regional exploration activities, including at Monster Lake, will continue and future exploration programs will be guided by the ongoing incorporation and compilation of field exploration data to refine geological, geochemical and structural models to help identify and prioritize additional targets for evaluation on the larger project land package.

On February 13th, 2024, IAMGOLD announced the successful completion of the previously announced transaction with Vanstar Mining Resources Inc. ("Vanstar"), whereby IAMGOLD has acquired all of the issued and outstanding common shares of Vanstar pursuant to a court-approved plan of arrangement. As a result of the Arrangement, IAMGOLD now owns a 100% interest in the Nelligan Gold Project, located 60 kilometres southwest of Chibougamau, Quebec, Canada.

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TABLE 3: MINERAL RESERVES AND MINERAL RESOURCES AS OF DECEMBER 31, 2024[1,2,3]
Mineral Resources are inclusive of Mineral Reserves
	Tonnes	Grade	Ounces	Attributable Ounces
OPERATIONS	(000s)	(g/t Au)	(000s)	(000s)
Essakane, Burkina Faso				[90%]
Proven Mineral Reserves	18,876	0.65	396	356
Probable Mineral Reserves	44,017	1.36	1,920	1,728
Subtotal P&P4	62,893	1.15	2,316	2,084
Measured Mineral Resources	21,157	0.64	433	390
Indicated Mineral Resources	78,722	1.40	3,534	3,180
Subtotal M&I6 (incl. of Reserves)	99,879	1.24	3,967	3,570
Inferred Mineral Resources[6]	12,623	1.76	713	642
Westwood, Canada				[100%]
Proven Mineral Reserves	1,080	8.64	300	300
Probable Mineral Reserves	2,976	7.35	704	704
Subtotal P&P5	4,056	7.70	1,004	1,004
Measured Mineral Resources	1,061	9.18	313	313
Indicated Mineral Resources	5,627	7.75	1,402	1,402
Subtotal M&I8 (incl. of Reserves)	6,688	7.98	1,715	1,715
Inferred Mineral Resources[8]	4,369	12.83	1,802	1,802
Côté Gold, Canada				[70%]
Proven Mineral Reserves	127,747	1.07	4,376	3,063
Probable Mineral Reserves	101,427	0.91	2,965	2,076
Subtotal P&P4	229,175	1.00	7,341	5,139
Measured Mineral Resources	162,140	0.94	4,907	3,435
Indicated Mineral Resources	276,404	0.77	6,878	4,815
Subtotal M&I7 (incl. of Reserves)	438,544	0.84	11,785	8,249
Inferred Mineral Resources[7]	60,362	0.61	1,177	824
Gosselin, Canada[7]				[70%]
Indicated Mineral Resources	161,300	0.85	4,420	3,094
Inferred Mineral Resources	123,900	0.75	2,980	2,086
Nelligan, Canada[6]				[100%]
Indicated Mineral Resources	102,845	0.95	3,125	3,125
Inferred Mineral Resources	166,395	0.96	5,161	5,161
Monster Lake, Canada[6]				[100%]
Indicated Mineral Resources	239	10.96	84	84
Inferred Mineral Resources	1,053	14.43	489	489
Gossey, Burkina Faso[6]				[90%]
Indicated Mineral Resources	8,383	0.87	235	212
Inferred Mineral Resources	1,611	1.00	52	47
Diakha-Siribaya, Mali[9]				[90%]
Indicated Mineral Resources	27,937	1.48	1,325	1,193
Inferred Mineral Resources	8,468	1.53	417	376

TOTAL	Tonnes	Grade	Ounces	Attributable Ounces
	(000s)	(g/t Au)	(000s)	(000s)
Proven & Probable Mineral Reserves[1]	296,124	1.12	10,661	8,227
Measured & Indicated Mineral Resources[1]	845,816	0.98	26,656	21,242
Inferred Mineral Resources[1]	378,781	1.05	12,791	11,425

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  Figures may not add due to rounding.
  In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserves estimations but are deemed to have a reasonable prospect of economic extraction.
  See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserves and Mineral Resources Estimates".
  2024 Mineral Reserves estimated as of December 31, 2024, using a gold price of $1,500 per ounce for Essakane and $1,400 per ounce for Côté Gold.
  Westwood (underground) Mineral Reserves have been estimated as of December 31, 2024 using a $1,500/oz gold price and a 6.82g/t Au cut-off grade, the Grand Duc Mineral Reserves estimate is included in the Westwood Reserves estimate and has been estimated as of December 31, 2024 using a gold price of $1,800/oz.
  2024 Mineral Resources estimated as of December 31, 2024, using a gold price of $1,800 per ounce for Essakane, Nelligan, Monster Lake and Gossey; and have been estimated in accordance with NI 43-101.
  2024 Mineral Resources for Côté Gold and Gosselin are using a gold price of $1,700 per ounce, unchanged from the prior year. The block models were not updated as drill programs and whittle pit analysis are ongoing.
  Westwood Mineral Resources have been estimated as of December 31, 2024 using a 5.68 g/t Au cut-off grade over a minimum width of 2.4 metres, using a $1,800 per ounce gold price and have been estimated in accordance with NI 43-101. The Grand Duc Mineral Resources and Reserves estimate is included in the Westwood Mineral Resources and Reserves estimates. The Grand Duc Mineral Resources have been estimated as of December 31, 2024 using a gold price of $1,800 per ounce and have been estimated in accordance with NI 43-101
  Diakha-Siribaya Mineral Resources have been estimated as of December 31, 2024 using a $1,500 per ounce gold price and have been estimated in accordance with NI 43-101. The definitive agreement to sell the Diakha-Siribaya Gold Project in Mali to Managem S.A. expired on December 31, 2024, and was not extended. The Company is pursuing alternative options for the sale of this asset.

Qualified Person and Technical Information

The Company's Mineral reserves are comprised of in-place material, i.e. material containing ounces of gold for which an assessment of key modifying factors such as mining, processing, metallurgical recovery, infrastructure, economic, legal, environmental, social and governmental factors are used to determine their economic viability.

There are numerous parameters inherent in estimating Proven Mineral Reserves and Probable Mineral Reserves, including many factors beyond the Company's control. The estimation of Mineral Reserves is a subjective process, and the accuracy of any Mineral Reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Lisa Ragsdale, Director, Mining Geology, IAMGOLD Corporation is the "qualified person" for the purposes of NI 43-101 ("QP") with respect to the mineralization being reported on and is responsible for the review and approval of all Mineral Resources estimates for IAMGOLD. Guy Bourque, Director, Mining, IAMGOLD Corporation is the QP for the purposes of NI 43-101 with respect to the mineralization being reported on and is responsible for the review and approval of all Mineral Reserves estimates for IAMGOLD.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of its Mineral Reserves and resources. For each mine and project, the relevant QPs verified the data incorporated, including sampling, analytical and test data underlying the information contained in this news release. Quality control falls under the responsibility of Ms. Ragsdale and Mr. Bourque.

In estimating Mineral Reserves, cut-off grades are established using the Company's long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual Mineral Reserves estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces Mineral Reserves. In order to renew Mineral Reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

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About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada), and Essakane (Burkina Faso). On March 31, 2024, the Company commenced production at Côté Gold, in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to strive for the goal of Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

The mineral Resources and Reserves estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those found in subpart 1300 of Regulation S-K, used by the United States Securities and Exchange Commission (the "SEC"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under subpart 1300 of Regulation S-K . Accordingly, mineral Resources and Reserves information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of subpart 1300 of Regulation S-K (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2022, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral Resources will ever be upgraded to a higher category.

The mineral Reserves and mineral Resources data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "likely", "progress", "strive", "sustain", "effort", "extend", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, ESG (including environmental) performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the announced intention to repurchase the Transferred Interests in the Côté Gold Mine, the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof, including the Company's "Zero Harm" vision; commitments with respect to greenhouse gas emissions and decarbonization initiatives (eg. interim target of achieving 30% absolute reduction in Scope 1 and 2 emissions by 2030); the development of the Company's Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations (including the Competition Act and the regulations associated with the fight against climate change).

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

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Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to complete the repurchase of the Transferred Interest in the Côté Gold Mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (included, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada)); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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